April
12, 2005

Via US Mail and Facsimile

Mr. Frederick J. Dreibholz
Chief Financial Officer
Champps Entertainment, Inv.
10375 Park Meadows Drive, Suite 560
Littleton, CO 80124

Re: Champps Entertainment, Inc.
       Form 10-K for the year ended June 27, 2004
       Commission File Number: 000-22639

Dear Mr. Dreibholz:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief